SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
25th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Enclosure: Press Release concerning results dated July 27, 2016.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 33-197742.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
cgi.com/newsroom

CGI posts strong Q3 results
Earnings per share expands by 11.3%

Q3-F2016 year-over-year highlights

•	Revenue of $2.7 billion, up 4.2%;

•	Bookings of $2.9 billion, up $712.4 million;

•	Backlog of $20.6 billion, up $916.6 million;

•	Adjusted EBIT of $390.5 million, up $19.3 million;

•	Adjusted EBIT margin of 14.6%, up 10 basis points;

•	Net earnings of $273.8 million, up $16.6 million;

•	Net earnings margin of 10.3%, up 20 basis points;

•	Diluted EPS of 89 cents, up 11.3%;

•	Cash provided by operating activities of $351.7 million or 13.2% of revenue; and,

•	Return on equity of 16.9%.

Note: All figures in Canadian dollars. Q3-F2016 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements - click here (PDF)
To access the MD&A - click here (PDF)

Montréal, Quebec, July 27, 2016 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2016 third quarter revenue of $2.7 billion, up 4.2% compared with the year ago period as foreign exchange fluctuations positively impacted revenue by $93.3 million. On a constant currency basis, revenue grew by 0.6%.
The Company booked $2.9 billion in contract awards, bringing the total bookings over the last twelve months to $11.7 billion or 109.8% of revenue. At the end of June 2016, the Company’s backlog of signed orders stood at $20.6 billion, up $916.6 million compared with the same period last year.
Adjusted EBIT increased to $390.5 million in the quarter, up $19.3 million compared with Q3-F2015, while EBIT margin improved to 14.6%.
Net earnings were $273.8 million, up $16.6 million compared with last year, representing a margin of 10.3%. Earnings per share were 89 cents, an increase of 11.3% compared with 80 cents in Q3-F2015.

Cash generated from operating activities was $351.7 million in the quarter, or 13.2% of revenue. Over the last twelve months, the Company has generated $1.4 billion, or $4.40 in cash per diluted share.
During the quarter, net debt was reduced by $278.0 million to $1.6 billion dollars. At the end of June, The Company had $1.8 billion in available cash and unused credit facilities.

In millions of Canadian dollars except earnings per share and where noted
	Q3-F2016	Q3-F2015
Revenue	2,667.1	2,559.4
Adjusted EBIT Margin	390.5 14.6%	371.2 14.5%
Net earnings	273.8	257.2
Margin	10.3%	10.1%
Earnings per share (diluted)	0.89	0.80
Weighted average number of outstanding shares (diluted)	308,985,991	322,661,908
Net finance costs	18.1	20.8
Net debt	1,648.7	1,791.4
Net debt to capitalization ratio	20.5%	22.7%
Cash provided by operating activities	351.7	214.1
Days sales outstanding (DSO)	45	46
Return on invested capital (ROIC)	14.4%	14.8%
Return on equity (ROE)	16.9%	18.2%
Bookings	2,939.9	2,227.4
Backlog	20,613.6	19,697.0

“Our team delivered very balanced results, with all key performance indicators showing year-over-year improvement,” said Michael E. Roach, Chief Executive Officer. “We continue to see growing demand across all of our services and solutions, reinforcing our strategy to be our clients’ end-to-end legacy and digital transformation partner of choice. Our transformational outsourcing services enable our clients to reduce their “run” costs to invest in their “change” agenda and leverage our services such as security and automation, all of which are supported by our comprehensive portfolio of IP solutions that accelerate our clients’ digital transformation.”
Q3-F2016 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern Daylight Time to discuss results. Participants may access the call by dialing 866-223-7781 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.
About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 65,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.
Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC and ROE.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.
Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”) and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.
For more information
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date:	July 27, 2016	By	/s/ Benoit Dubé
			Name:	Benoit Dubé
			Title:	Executive Vice-President, Chief
Legal Officer and Corporate Secretary